Exhibit (d)(30)
DELL INC.
Randall Weigel
Long-Term Cash Award Agreement
Dell Inc., a Delaware corporation, its subsidiaries, affiliates, successors and assigns (collectively “Dell”), is pleased to offer you this Long-Term Cash Award (“Award”) Agreement. Dell expects your future contribution to drive its continued success and wants to provide you with both the strategic tools and the financial incentive to achieve Dell’s long-term goals.
As a material inducement to Dell to grant you this Award, you agree to the following terms and conditions. You agree that you are not otherwise entitled to this Award, that Dell is providing you this Award in consideration of your promises and agreements below, and that Dell would not grant you this Award absent those promises and agreements.
1. Cash Incentive and Retention Award — You will receive a one-time cash incentive and retention award in the amount of up to $1,000,000.00 which will be paid out as follows:
a)	Up to $500,000.00 (50% ) in 2012 but not later than March 31, 2012, and ;

b)	Up to $500,000.00 (50% ) in 2013 but not later than March 31, 2013.
Your eligibility to receive the foregoing payments is subject to the achievement of revenue performance goals related to the FYE 2012 and FYE 2013 of Dell. These performance goals will be based on the pro forma plan established by the Dell Board of Directors. Dell will discuss the goals with you before they are established and consider your input, but Dell will have the final say on the specific goals. For avoidance of doubt, each fiscal year’s performance will be established and determined independently of the other fiscal year (for example, there will be no “catch up” vesting”).
For purposes of determining the amount of each payment:
-If performance against the goal is less than 80%, no payment will be made.

-If performance against the goal is at least 80%, there will be a 50% payout.

-If performance against the goal is 100% or greater, there will be a 100% payout.

-If performance is 80% or higher but less than 100%, payout will be based on linear interpolation between 50% and 100%.
In addition to the satisfaction of the foregoing performance goals, your eligibility to receive an Award Payment is conditioned upon your continued Employment. Accordingly, if your Employment ceases for any reason prior to an Award Payment date listed in subparagraphs (a) and (b), you will not be eligible for any portion of that Award Payment. As used herein, the term “Employment” means your regular full-time or part-time employment with Dell or any of its consolidated Subsidiaries or affiliates, and the term “Employer” means Dell (if you are employed by Dell) or the consolidated Subsidiary or Affiliate of Dell that employs you.
2. Provision of Sensitive Information — Dell agrees to provide you with Sensitive Information (as that term is defined below). You agree not to use, publish, misappropriate or disclose any Sensitive Information, during or after your Employment, except as required in the performance of your duties for your Employer or as expressly authorized in writing by your Employer.
“Sensitive Information” means that subset of Confidential Information that is not generally disclosed to non-management employees of Dell. Sensitive Information includes, but is not limited to, the following:
     a. Technical information of Dell, its customers or other third parties that is in use, planned or under development, such as but not limited to: manufacturing and/or research processes or strategies (including design rules, device characteristics, process flow, manufacturing capabilities and yields); computer product, process and/or devices (including device specification, system architectures, logic designs, circuit implementations); software product (including operating system adaptations or enhancements, language compilers, interpreters, translators, design and evaluation tools and application programs); and any other databases, methods, know-how, formulae, compositions, technological data, technological prototypes, processes, discoveries, machines, inventions and similar items;

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     b. Business information of Dell, its customers or other third parties, such as but not limited to: actual and anticipated relationships between Dell and other companies; financial information (including sales levels, pricing, profit levels and other unpublished financial data); global procurement processes, strategies or information; information relating to customer or vendor relationships (including performance requirements, development and delivery schedules, device and/or product pricing and/or quantities, customer lists, customer preferences, financial information, credit information; and similar items;
     c. Personnel information of Dell, such as but not limited to: information relating to employees of Dell and/or its Subsidiaries or affiliates (including information related to staffing, performance, skills, qualifications, abilities and compensation); key talent information; scaling calls; organizational human resource planning information; and similar items; and
     d. Information relating to future plans of Dell, its customers or other third parties, such as but not limited to: marketing strategies; new product research; pending projects and proposals; proprietary production processes; research and development strategies; and similar items.
3. Return of Award Payments — To protect Sensitive Information, Dell’s goodwill, and other valuable assets of Dell, you agree that if Dell determines that you engaged in Conduct Detrimental to Dell during your Employment or during the 12 month period following the termination of your Employment, you shall be required to return to Dell, upon demand, all Award Payments you received under this Agreement and forfeit any unpaid Award Payments that you may be eligible for. Your obligation under this Agreement to return Award Payments expires twelve months after your receipt of your final Award Payment.
For purposes of this provision, “Conduct Detrimental to Dell” means:
     a. You engage in serious misconduct (whether or not such serious misconduct is discovered by Dell prior to the termination of your Employment);
     b. You breach your obligations to Dell with respect to Sensitive Information or trade secrets;
     c. You breach your promises regarding Non-solicitation (as described in section 4 below).
For purposes of provision 3.b. above, you will be deemed to breach your obligations to Dell with respect to Sensitive Information if you work or perform services (including consulting or advisory services) for a Direct Competitor in any position in which you use, or threaten to use, disclose or otherwise misappropriate any Sensitive Information obtained in the course of your employment with Dell. You agree that a threat to misuse Sensitive Information exists if manifested by your words or conduct and you occupy a position with a competitor of such a nature that the evidence indicates a substantial risk of imminent misuse.
You understand and agree that this provision does not prohibit you from working for a competitor but only requires return of Award Payments in the event you perform services for a competitor in a position that violates your obligations with respect to Sensitive Information. You understand and agree that you are not required to sign this agreement as a condition of employment,
“Direct Competitor” means any entity or other business concern that offers or plans to offer products or services that are materially competitive with any of the products or services being manufactured, offered, marketed, or are actively developed by Dell as of the date of your execution of this Agreement or as of the date this Agreement ends, whichever is later. By way of illustration, and not by limitation, the following companies are Direct Competitors of Dell as of the Effective Date: Hewlett-Packard, Lenovo, IBM, Gateway, Apple, Acer, CDW, EMC, Software House International, Insight (Software Spectrum), Softchoice, Computer Sciences Corporation, and Digital River. You understand and agree that the foregoing list of Direct Competitors represents an example of companies which compete with Dell in a material way, and are thus considered Dell Direct Competitors, and that other entities may be considered or become Dell Direct Competitors.
In the event you desire to perform services for an entity that may be deemed to be covered by the provisions above, you agree to seek a determination from Dell’s Senior Vice President of Human Resources as to whether you would be providing

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services in a manner that would violate this Agreement. You understand and agree that the determination of Dell’s Senior Vice President of Human Resources will be final and binding.
4. Non-solicitation — During your Employment and during the one-year period following the termination of your Employment, you will not, solicit a Company Employee. For purposes of this provision, a “Company Employee” means any person employed by Dell or any person who was an employee of Dell during the term of your employment and within the 60 days prior to any solicitation of a Company Employee by you.. For purposes of this provision, “solicit a Company Employee” means that you communicate in any way with any other person regarding (a) a Company Employee leaving the employ of Dell; or (b) a Company Employee seeking employment with any other employer. This provision does not apply to those communications that are within the scope of your Employment and that are taken on behalf of your employer.
5. Notice — You agree that notices may be given to you in writing either at your home address as shown in the records of Dell or your Employer, or by electronic transmission (including e-mail or reference to a website or other URL) sent to you through Dell’s normal process for communicating electronically with its employees.
6. No Right to Continued Employment — This Agreement does not confer upon you any right to expectation of employment by, or to continue in the employment of, your Employer.
7. Other Agreements — Your eligibility for this Award depends on your execution of this Agreement, which supplements your other agreements regarding the protection of Dell’s Confidential Information. No waiver of this Agreement will be effective unless it is in writing and signed by Dell’s Chief Executive Officer. This Agreement may not be superseded by any other agreement between you and Dell unless such agreement specifically and expressly states that it is intended to supersede the Long-Term Cash Award Agreement between you and Dell.
8. Miscellaneous — By accepting this Agreement, you expressly acknowledge that nothing in this Agreement is intended to restrict your ability to work, but rather is intended to protect Dell’s legitimate business interests. You further agree and acknowledge that: (a) Award Payments are an extraordinary item of compensation that is outside the scope of your Employment Agreement; (b) Award Payments are not part of normal or expected compensation for any purpose, and are not to be used for calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments, and you waive any claim on such basis; ; (c) the grant of this Award is a one-time benefit that does not create any contractual or other right to receive future grants of similar awards, or benefits in lieu of similar awards; and (d) your acceptance of this Agreement is voluntary and is not a condition of your employment.
9. Data Privacy Consent — As a condition of the grant of this Award, you consent to the collection, use and transfer of personal data as described in this paragraph. You understand that Dell and its Subsidiaries hold certain personal information about you, including your name, home address and telephone number, date of birth, social security number, salary, nationality, job title, any ownership interests or directorships held in Dell or its Subsidiaries and details of all cash incentive awards awarded or cancelled (“Data”). You further understand that Dell and its Subsidiaries will transfer Data among themselves as necessary for the purposes of implementation, administration and management of your participation in the Award, and that Dell and any of its Subsidiaries may each further transfer Data to any third parties assisting Dell in the implementation, administration and management of the Award. You understand that these recipients may be located in the Asia Pacific region, the Latin American Region, the European Economic Area, Canada or elsewhere, such as the United States. You authorize them to receive, possess, use, retain and transfer such Data as may be required for the administration of the Award, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Award. You understand that you may, at any time, view such Data or require any necessary amendments to it.
10. Governing Law and Venue — This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.
11. Severability. It is the intent of the parties to enforce this agreement as written. If any provision or part of any provision of this Agreement, or the application of any such provision or part thereof to any Person or set of circumstances, shall be determined to be invalid or unenforceable in any jurisdiction to any extent, then: (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent; (b) the invalidity or unenforceability of such provision or part thereof under such circumstances or in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and (c) the invalidity or unenforceability of such provision or part

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thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.
12. Acceptance of Terms and Conditions — This Award will not be effective and you may not receive any Award Payments until you have acknowledged and agreed to the terms and conditions set forth herein by executing this Agreement in the space provided below and returning it by faxing a signed copy of the Agreement to Denise Smith.
Awarded subject to the terms and conditions stated above:
DELL INC.

By:
Craig Briscoe, VP, Global Compensation and Benefits

Recipient’s Signature
I accept pursuant to the terms and conditions stated above.

/s/ Randall Wiegel Signature	Randall Wiegel Printed Name

Date August 13, 2010

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